UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

October  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-26 October 7, 2004

DESCRIPTION:

Queenstake Clears Final Prospectus for $17 Million Bought Deal Special Warrant Private Placement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date October 7, 2004

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2004-26

October 7, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE CLEARS FINAL PROSPECTUS FOR $17 MILLION
BOUGHT DEAL SPECIAL WARRANT PRIVATE PLACEMENT

Denver, Colorado – October 7, 2004 – Queenstake Resources Ltd. (TSX:QRL) reports that it has obtained a receipt for a final prospectus filed in British Columbia, Alberta, Ontario and Nova Scotia, in connection with its previous bought deal private placement of special warrants for approximately $17 million, which closed on August 10, 2004.  A syndicate of investment dealers participated as underwriters in this financing.

The prospectus qualifies for distribution an aggregate of 34,254,000 common shares and 17,127,000 common share purchase warrants issuable upon the exercise of previously issued special warrants.  Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of $0.65 at any time up to 5:00p.m. (Toronto time) on February 10, 2006.

The prospectus also qualifies for distribution an aggregate of 1,712,200 broker warrants to the underwriters.  Each broker warrant entitles the holder to purchase one common share and one half of one common share purchase warrant (the “Broker Unit Warrants”) of Queenstake at an exercise price of $0.50 per broker warrant at any time up to 5:00 p.m. (Toronto time) on August 10, 2005.  The Broker Unit Warrants may be exercised on the same terms as the warrants issued upon exercise of the special warrants as set out above.

THE SECURITIES DISCUSSED HEREIN HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS ABSENT U.S. REGISTRATION OR AN APPLICABLE EXEMPTION FROM U.S. REGISTRATION REQUIREMENTS.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

(All dollar amounts in Cdn. $ unless otherwise indicated.)

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.